EXHIBIT 99.1

AGRIUM INC.

THIRD QUARTER 2015

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports solid third quarter and expects strong fall crop input demand

November 5, 2015 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today 2015 third quarter net earnings from continuing operations of $99-million ($0.72 diluted earnings per share), compared to $91-million ($0.63 diluted earnings per share) in the third quarter of 2014. The increased net earnings are due to higher sales volumes of Wholesale nutrients combined with lower production costs in the Wholesale business unit, while Retail’s earnings were similar to the prior year, despite weaker market conditions.

Highlights:

•	Third quarter adjusted net earnings of $97-million or $0.71 per share and $5.73 per share year to date in 2015 on the same basis (see page 2 for adjusted net earnings reconciliation)[1].

•	Wholesale’s results were boosted by nitrogen and potash performance, which saw higher volumes and lower costs, leading to an improvement in gross profit, despite lower nutrient prices.

•	Agrium achieved 94 percent ammonia capacity utilization in the third quarter, exceeding the 90 percent target rate.

•	The Canpotex proving run is well underway at our Vanscoy potash facility and is progressing as expected.

•	Retail EBITDA[2] in the U.S. and Australia were higher than the same quarter last year reflecting Operational Excellence initiatives. Total Retail EBITDA of $129-million for the quarter was in line with the prior year, despite the impact of drought conditions in the Canadian business.

•	Agrium has repurchased 5.6 million shares since the beginning of April under its current Normal Course Issuer Bid.

•	2015 annual guidance range has been narrowed to $7.10 to $7.40 diluted earnings per share (see page 3 for further details).

“Agrium’s performance this quarter is another demonstration of the resilience of our business model. We focused on what we can control, improving our on-stream Wholesale performance and optimizing our distribution network and effectively managing costs in Retail, all of which helped drive a 9 percent increase in earnings over the same period last year despite prevailing market headwinds,” commented Chuck Magro, Agrium’s President and CEO. “We see strong crop input demand during the fall application season which is now in full swing and we are confident that our strategy and business structure can continue to deliver value to all our shareholders,” added Mr. Magro.

[1]	Forecasted annual effective tax rate of 27.5 percent used for adjusted net earnings and per share calculations. These are non-IFRS measures which represent net earnings adjusted for certain income (expenses) that are considered to be non-operational in nature. We believe these measures provide meaningful comparison to the earnings of other companies by eliminating share-based payments expense (recovery), gains (losses) on foreign exchange, gains (losses) on non-qualifying derivative hedges and significant non-operating, non-recurring items. These should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS and may not be directly comparable to similar measures presented by other companies.
[2]	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization. This is a non-IFRS measure. Refer to section “Additional IFRS and Non-IFRS Financial Measures” in the Management’s Discussion and Analysis.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended			Nine months ended
	September 30, 2015			September 30, 2015
	Net earnings				Net earnings
	Expense	impact		Expense	impact
(millions of U.S. dollars, except per share amounts)	(income)	(post-tax)	Per share[1]	(income)	(post-tax)	Per share[1]
		99	0.72		788	5.52

Adjustments:
Share-based payments	(15)	(11)	(0.08)	36	26	0.18
Loss on derivatives net of foreign exchange	13	9	0.07	13	9	0.07
Gain on sale of purchase for resale assets	—	—	—	(38)	(28)	(0.19)
Tax rate adjustment[2]	—	—	—	21	21	0.15

Adjusted net earnings[3]		97	0.71		816	5.73

MARKET OUTLOOK

For the third consecutive year, favorable growing conditions have contributed to above-trend global grain yields. Even in geographies which faced challenging conditions early in the growing season, such as parts of the U.S. Corn Belt and Western Canada, yield prospects have come in stronger than anticipated. Despite historically high production, the outlook for grains is more positive than it was a year ago and as of the end of October 2015, cash corn prices were more than 10 percent above 2014 levels, although oilseed prices are lower year-over-year. Excluding China, the global grain stocks to use ratio is projected to decline to the lowest level since 2012/13 and the U.S. corn supply/demand balance is projected to tighten.

As a result of projected lower 2015/16 U.S. corn ending stocks, analysts project that U.S. corn area will increase in 2016. We expect normal North American crop nutrient application rates in the 2015/16 fertilizer year and expect that fall demand in 2015 will improve relative to 2014 levels as harvest progress is significantly ahead of last year, supporting a wider application window than the short 2014 season. In addition, we expect the overall planted acreage and crop mix to support increased crop nutrient demand.

The devaluation of most non-U.S. currencies over the past year has negatively impacted crop input demand and U.S. dollar prices. While growers in most market driven non-U.S. regions have realized a net benefit from lower local currency values due to improved local currency crop prices, crop nutrient prices in local currencies have increased significantly in some cases, which has been negative for demand. Currency devaluations have directly impacted crop nutrient demand and prices in Brazil and India. In Brazil, higher local prices, combined with lending constraints have negatively impacted import demand, however, downstream inventories have been drawn down to meet farm-level demand. In India, the devaluation of the rupee has pressured phosphate prices in order to be economical under the subsidy regime, while Indian buyers have delayed execution on some contracted potash volumes.

Globally, the downstream distribution network has been drawing on nutrient inventories to meet grower demand and purchasing on a just-in-time basis, which has led to relatively slow demand for all products. This has been the case in the U.S. urea market, as offshore imports of urea are estimated to be down 19 percent through the end of October 2015. The urea market has also been under pressure due to the combination of the devaluation of the Chinese yuan and lower anthracite coal prices, which have lowered the marginal cost of production. Chinese production levels in September in 2015 declined by 6 percent from August levels as a result of these market pressures and are expected to drop through the remainder of the year. Similarly for potash, strong shipments of potash in 2014 and the first half of 2015 allowed downstream inventories to increase. Buyers have been drawing upon these inventories in the second half of 2015, and prices have declined as spot sales volumes have declined. We expect pent-up demand to emerge late as

[1]	Represents diluted per share information attributable to equity holders of Agrium.
[2]	Tax rate adjustment mainly relates to the increase in current and deferred taxes due to an increase in the Alberta corporate income tax rate effective July 1, 2015.
[3]	Forecasted annual effective tax rate of 27.5 percent used for adjusted net earnings and per share calculations.

fall applications occur and downstream inventories are drawn down. Similar to nitrogen and potash, phosphate demand has been slow in recent months, which has led to a reduction in phosphate production by some major producers.

UPDATED ANNUAL 2015 GUIDANCE

Based on our Market Outlook, Agrium expects to achieve annual diluted earnings per share of $7.10 to $7.40 in 2015 compared to our previous estimate of $7.00 to $7.50 per share. We have narrowed the guidance range but maintained a range width encompassing approximately $60-million of EBITDA variability to reflect the risk and opportunity associated with weather conditions and fall season length. We are assuming a normal fall season, recognizing there is always a risk that an early onset of inclement weather could bring an early close to the season. We have lowered the high-end and narrowed our anticipated Retail EBITDA range to $1.00-billion to $1.03-billion because of the impact of drought and lower crop prices on our Canadian operations in 2015.

Our annual nitrogen production target remains unchanged. We narrowed our potash production range to 1.95 million tonnes to 2.05 million tonnes for 2015.

We have updated the range for our annual effective tax rate for 2015 to 27 percent to 28 percent to reflect the anticipated geographic split of our global income. Our estimates of the Canada and U.S. foreign exchange rates and NYMEX for 2015 have been narrowed from our previous estimates based on current market conditions.

This guidance and updated additional measures and related assumptions are summarized in the table below. Guidance excludes the impact of share-based payments expense (recovery), gains (losses) on foreign exchange and non-qualifying derivative hedges and significant non-operating, non-recurring items.

2015 ANNUAL GUIDANCE RANGE AND ASSUMPTIONS

	Annual
	Low	High
Diluted EPS	$7.10	$7.40
Guidance assumptions:
Wholesale:
Production tonnes:
Nitrogen (millions)[1]	3.5	3.7
Potash (millions)	1.95	2.05
Retail:
EBITDA (millions)	$1,000	$1,030
Crop nutrient sales tonnes (millions)	9.7	10.2
Other:
Finance costs (millions)	$255	$240
Tax rate	28%	27%
Sustaining capital expenditures (millions)	$500	$550
Total capital expenditures (billions)	$1.2	$1.3
Canada/U.S. foreign exchange rate	1.26	1.28
NYMEX gas price ($/MMBtu)	$2.85	$2.70

[1]	Nitrogen production tonnes reduced to reflect disposal of West Sacramento upgrade facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 4, 2015

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the third quarter of 2015 (three months ended September 30, 2015) and for the nine months ended September 30, 2015 are against results for the third quarter of 2014 (three months ended September 30, 2014) and nine months ended September 30, 2014. All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. The financial measures EBITDA, Adjusted EBITDA and cash cost of product manufactured used in this MD&A are not prescribed by IFRS, or in the case of EBIT, is an additional IFRS financial measure. Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS and additional IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Additional IFRS and Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of such measures to their most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of November 4, 2015 and should be read in conjunction with the Consolidated Interim Financial Statements for the three and nine months ended September 30, 2015 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2014 included in our 2014 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A where there has been no material change from the discussion in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” section of this MD&A.

2015 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2015 third quarter net earnings from continuing operations were $99-million or $0.72 diluted earnings per share from continuing operations compared to net earnings from continuing operations of $91-million or $0.63 diluted earnings per share from continuing operations for the same quarter of 2014.

Financial Overview

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars, except per share amounts and where noted)	2015	2014	Change	% Change	2015	2014	Change	% Change
Sales	2,524	2,920	(396)	(14)	12,388	13,337	(949)	(7)
Gross profit	696	665	31	5	2,988	2,820	168	6
Expenses	505	560	(55)	(10)	1,696	1,767	(71)	(4)
Earnings before finance costs and income taxes (“EBIT”)	191	105	86	82	1,292	1,053	239	23
Net earnings from continuing operations	99	91	8	9	788	728	60	8
Net loss from discontinued operations	—	(41)	41	(100)	—	(59)	59	(100)
Net earnings	99	50	49	98	788	669	119	18
Diluted earnings per share from continuing operations	0.72	0.63	0.09	14	5.52	5.05	0.47	9
Diluted loss per share from discontinued operations	—	(0.28)	0.28	(100)	—	(0.41)	0.41	(100)
Diluted earnings per share	0.72	0.35	0.37	106	5.52	4.64	0.88	19
Effective tax rate (%)	27	(20)	N/A	N/A	29	24	N/A	N/A

Sales and Gross Profit

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2015	2014	Change	2015	2014	Change
Sales
Retail	2,011	2,295	(284)	10,434	10,924	(490)
Wholesale	673	803	(130)	2,714	3,076	(362)
Other	(160)	(178)	18	(760)	(663)	(97)

	2,524	2,920	(396)	12,388	13,337	(949)

Gross profit
Retail	494	542	(48)	2,129	2,278	(149)
Wholesale	218	127	91	861	525	336
Other	(16)	(4)	(12)	(2)	17	(19)

	696	665	31	2,988	2,820	168

•	Wholesale’s sales volumes increased for all three crop nutrients for the third quarter and for nitrogen and phosphate for the first nine months of 2015 primarily as a result of higher operating rates. Realized selling prices for the third quarter decreased as a result of weaker market conditions but overall our average selling price increased for the first nine months of 2015. Product purchased for resale contributed to the decrease in sales as Agrium exited portions of this business.

•	Wholesale’s gross profit significantly increased due to lower natural gas input costs, manufacturing cost efficiencies and as a result of higher nitrogen, potash and phosphate volumes produced for the third quarter and first nine months of 2015 compared to the same periods last year.

•	Retail’s sales and gross profit decreased for the third quarter and first nine months of 2015 compared to the same periods last year primarily due to unfavorable weather conditions and competitive pricing pressure as a result of lower crop prices which impacted most of our product lines’ sales and margins.

Expenses

•	General and administrative expense decreased by $9-million (13 percent) for the third quarter and $27-million (12 percent) for the first nine months of 2015 compared to the same periods last year as a result of reduced payroll and office expense costs as we continue to realize reductions related to our Operational Excellence program.

Share-based Payments

•	We had a share-based payment recovery of $15-million this quarter compared to a share-based payment expense of $10-million for the third quarter last year due primarily to the decrease in our share price.

•	As a result of our higher average share price for the first nine months of 2015, our share-based payments expense increased by $11-million compared to the same period last year.

Depreciation and Amortization

	Three months ended September 30,
	2015				2014
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	2	62	1	65	2	76	1	79

Wholesale
Nitrogen	15				23
Potash	16				19
Phosphate	13				12
Other[1]	2				3

	46	—	1	47	57	—	1	58
Other	—	—	3	3	—	—	6	6

Total	48	62	5	115	59	76	8	143

	Nine months ended September 30,
	2015				2014
	Cost of		General		Cost of		General
	product		and		product		and
	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	5	180	3	188	5	216	7	228

Wholesale
Nitrogen	53				65
Potash	43				50
Phosphate	37				38
Other[1]	10				15

	143	—	3	146	168	—	4	172
Other	—	—	11	11	—	—	12	12

Total	148	180	17	345	173	216	23	412

[1]	Includes product purchased for resale, ammonium sulfate, ESN and other products.

•	Depreciation and amortization expense decreased for the third quarter and first nine months of 2015 due to the change in our method of depreciation from the straight-line basis to the units-of-production basis for our Vanscoy potash facility mining and milling assets at the beginning of 2015 and our reassessment of the useful lives of our property, plant and equipment in our Retail business unit in the fourth quarter of 2014 to reflect our expectations on the estimated future economic benefits of our property, plant and equipment.

Other Expenses (Income)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Loss (gain) on derivatives not designated as hedges, net of foreign exchange	13	21	13	(16)
Interest income	(19)	(31)	(52)	(61)
Gain on sale of purchase for resale assets	—	—	(38)	—
Environmental remediation and asset retirement obligations	6	1	15	21
Bad debt (recovery) expense	(4)	—	28	30
Potash profit and capital tax	3	3	13	9
Other	9	13	22	26

	8	7	1	9

In the first nine months of 2015, other expenses decreased by $8-million due to the following:

•	Gains of $33-million were recognized on natural gas derivatives in the first nine months of 2014 and were recorded directly to other expenses. 2015 did not have comparable results, as starting January 1, 2015, we began to designate all of our natural gas derivatives as qualifying hedges for accounting purposes and the related gains or losses are recorded as part of cost of product sold when we sell the related product while unrealized gains or losses are recorded in equity.

•	We completed the sale of our Niota and Meredosia storage and distribution facilities in the first quarter of 2015 resulting in a gain on sale of purchase for resale assets of $38-million.

Effective Tax Rate

•	The effective tax rate on continuing operations of 27 percent for the third quarter is higher than the tax rate of 18 percent in the comparative quarter in 2014 (excluding the effect of the recognition of a previously unrecognized tax benefit of $29-million) because of higher earnings in higher taxed jurisdictions.

•	The effective tax rate of 29 percent for the first nine months of 2015 is higher than the rate of 27 percent for the same period last year (excluding the effect of the recognition of a previously unrecognized tax benefit) due to the increase in the Alberta provincial statutory tax rate.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended September 30,
(millions of U.S. dollars, except where noted)	2015	2014	Change
Sales	2,011	2,295	(284)
Cost of product sold	1,517	1,753	(236)
Gross profit	494	542	(48)
EBITDA	129	130	(1)
Selling expense as a percentage of sales (%)	22	20	2

•	Retail sales and gross profit during the quarter were lower than the same period last year due to generally lower crop input prices, weaker non-U.S. currency exchange rates and dry weather conditions in our international and Canadian operations.

•	Regionally, the U.S. EBITDA contribution was up approximately 4 percent over the same period last year. Australia reported a 40 percent increase in EBITDA, due mostly to a focused effort in reducing overall operating costs. Canada and South America EBITDA declined as poor growing conditions hampered demand for all crop inputs.

•	Retail selling expenses as a percentage of sales were marginally higher this quarter due to lower total sales. However, total selling expenses were down $33-million compared to the same period last year as a result of cost reductions primarily in our Canadian and Australian Retail operations.

	Three months ended September 30,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2015	2014	Change	2015	2014	Change	2015	2014
Crop nutrients	582	646	(64)	113	142	(29)	19	22
Crop protection products	1,040	1,132	(92)	234	232	2	23	21
Seed	60	54	6	26	27	(1)	43	50
Merchandise	166	256	(90)	25	36	(11)	15	14
Services and other	163	207	(44)	96	105	(9)	59	51

Crop nutrients

•	Total crop nutrient sales were 10 percent lower compared to the same period last year due to a reduction in both average crop nutrient selling prices as well as lower sales volumes.

•	Total crop nutrient volumes were 4 percent lower this quarter across our Retail operations compared to the same period last year. Virtually all of the reduction was due to lower demand in our International Retail, due to dry conditions and lower planted wheat acreage. Despite lower corn and total seeded acreage this year in North America, sales tonnes in the region were relatively flat compared to the third quarter of 2014.

•	Crop nutrient margins on a per tonne basis were lower across all regions. Margins from our International Retail declined by 28 percent over the same period last year. North American operations were 15 percent lower as a result of declining crop nutrient prices.

Crop protection products

•	Total crop protection sales were down 8 percent year-over-year with most of the reduction due to a combination of drought conditions impacting sales within our Canadian operations, lower demand for insecticides in the U.S. and lower prices for glyphosate products. International crop protection sales also experienced a decline related to dry conditions in those regions.

•	Crop protection margins as a percentage of sales increased year-over-year, largely due to timing of rebates and new programs from suppliers in the U.S. market. Additionally, proprietary crop protection margins as a percentage of sales increased by 5 percent over the same period last year with the most significant increases in Canada and Australia.

Seed

•	Seed sales were up 11 percent this quarter compared to the same period last year. The increase was due primarily to excessive moisture conditions in the Eastern U.S. during June, which pushed corn and soybean seeding into July of this year. The excessive moisture also prevented a significant amount of corn and soybean acreage in the region from being planted and much of this area was seeded with wheat, rye grass and other grass seed instead.

•	Seed sales and margins were negatively impacted by competitive pressures across the seed industry, as well as lower sales volumes in Canada. Seed margins as a percentage of sales were 43 percent this quarter compared to 50 percent in 2014. Increased sales volumes of wheat, rye grass and other grass seed, which are lower margin products, were a key contributor to the lower margins.

Merchandise

•	Merchandise sales decreased compared to the same period last year as a result of lower fuel prices and demand in Canada and lower animal health sales in Australia.

•	Gross margin as a percentage of sales was higher this quarter due to a decrease in lower margin Canadian fuel sales and our ability to maintain a better cost position in the Australian business, which consistently has higher margin products.

Services and other

•	Sales for services and other was down 21 percent this quarter, due mainly to the closure of our livestock export business in Australia. Application and other services sales, gross profit and gross margins were all higher in North America compared to the same period last year.

Wholesale

	Three months ended September 30,
(millions of U.S. dollars, except where noted)	2015	2014	Change
Sales	673	803	(130)
Sales volumes (tonnes 000’s)	1,667	1,856	(189)
Cost of product sold	455	676	(221)
Gross profit	218	127	91
Adjusted EBITDA	226	171	55
Expenses	44	27	17

•	Wholesale sales this quarter were lower than the same period last year due to our decision to sell several non-core, lower-return purchase for resale facilities in 2015 related to our on-going asset portfolio review. Excluding this factor, Wholesale had higher product sales volumes this quarter largely offset by lower selling prices for all three crop nutrients. Adjusted EBITDA increased by $55-million over the prior year, as a result of higher utilization rates from our nitrogen and potash segments resulting in higher sales volumes and lower production costs per tonne.

	Three months ended September 30,
	Nitrogen			Potash			Phosphate
	2015	2014	Change	2015	2014	Change	2015	2014	Change
Gross profit (U.S. dollar millions)	130	77	53	42	2	40	31	31	—
Sales volumes (tonnes 000’s)	760	735	25	384	251	133	269	261	8
Selling price ($/tonne)	388	438	(50)	279	313	(34)	629	663	(34)
Cost of product sold ($/tonne)	217	333	(116)	171	304	(133)	514	546	(32)
Gross margin ($/tonne)	171	105	66	108	9	99	115	117	(2)

Nitrogen

•	Nitrogen gross profit increased by 69 percent over the same period last year, with results being driven by higher volumes and a significant reduction in cost of product sold due to improved capacity utilization rates and lower natural gas costs in the current period.

•	Sales volumes increased by 3 percent over the same period last year, driven by stronger urea and ammonia sales. This increase was due to higher on-stream time at our production facilities and product availability compared to the same period last year.

•	Cost of product sold per tonne was 35 percent lower than the same period last year. Operational improvements and higher on-stream time compared to the same period in the prior year decreased fixed costs per tonne, while lower natural gas costs reduced variable costs. The weaker Canadian dollar also reduced operating costs at our Canadian plants.

•	Nitrogen margin per tonne was $171 per tonne, a 63 percent improvement over the same period last year, despite an 11 percent reduction in average selling prices.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended September 30,
(U.S. dollars per MMBtu)	2015	2014
Overall gas cost excluding realized derivative impact	$2.43	$4.01
Realized derivative impact	$(0.04)	$(0.01)
Overall gas cost	$2.39	$4.00
Average NYMEX	$2.77	$4.07
Average AECO	$2.16	$3.70

As of January 1, 2015, we have designated all of our natural gas derivatives as accounting hedges1, with realized gains and losses now recorded to cost of product sold (which also includes transportation and administration costs).

Potash

•	Potash gross profit this quarter was $40-million higher than the same period last year, due to the turnaround to tie-in the Vanscoy capacity expansion that started in the third quarter of 2014 leading to lower sales and margin in the prior year.

•	Sales volumes were 53 percent higher compared to the same period in the prior year. Production volumes this quarter were 560,000 tonnes.

•	Realized sales prices were lower than the same period last year due to competitive pricing pressure in both domestic and international markets.

•	Cost of product sold was reduced as a result of cost efficiencies associated with the continuing ramp-up of the Vanscoy expansion, as well as weakening of the Canadian dollar. As a result, cash cost of product manufactured continues to improve and is $89 per tonne in the current quarter compared to $110 per tonne in the second quarter of 2015.

Phosphate

•	Phosphate gross profit was unchanged from the prior year.

•	Sales volumes were slightly higher than last year, while reduced selling prices were largely offset by lower cost of production. As a result, phosphate margins were only 2 percent lower than the same quarter last year.

[1]	In the prior year, unrealized and realized gains and losses on derivatives not designated as hedges were included in other expenses.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended September 30,
(millions of U.S. dollars)	2015	2014	Change
Product purchased for resale	2	6	(4)
Ammonium sulfate	10	8	2
Environmentally Smart Nitrogen (“ESN®”)	6	4	2
Other	(3)	(1)	(2)

	15	17	(2)

•	Gross profit for Wholesale’s Other product category decreased this quarter primarily due to lower sales volumes and gross profit for the product purchased for resale business, as these operations were significantly scaled back earlier in 2015 as part of our portfolio review.

•	ESN® gross profit increased this quarter due to slightly higher sales volumes and lower cost of product sold, which was partly offset by lower selling prices.

Wholesale Earnings from Equity Investees

•	Agrium’s share of earnings from equity investees saw a loss of $10-million during the quarter. MOPCO experienced gas curtailments throughout the quarter which restricted nitrogen production. Profertil’s sales volumes and costs were impacted by an extended outage during the current quarter.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2015 had a net expense of $44-million, compared to a net expense of $40-million for the third quarter of 2014. The variance was due to the following:

•	A $12-million higher gross profit elimination expense as a result of higher inter-segment inventory held at the end of the third quarter of 2015;

•	A $22-million increase in other expenses primarily due to higher provisions for environmental remediation and asset retirement obligations and an interest recovery received in 2014; and

•	A $15-million share-based payment recovery for the third quarter of 2015 compared to a $10-million share-based payment expense for the same period last year due to a decrease in Agrium’s share price in 2015.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the nine-month period ended September 30, 2015 compared to December 31, 2014.

(millions of U.S. dollars, except where noted)	September 30, 2015	December 31, 2014	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	753	848	(95)	(11%)	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	2,927	2,075	852	41%	Seasonal sales activity for Retail resulted in higher Retail trade and vendor rebates receivable.
Income taxes receivable	12	138	(126)	(91%)	The 2015 tax provision exceeded tax installment payments made net of current period tax refunds.
Inventories	2,759	3,505	(746)	(21%)	Inventory drawdown due to seasonal sales activity.
Prepaid expenses and deposits	165	710	(545)	(77%)	Drawdown of prepaid inventory where Retail typically prepays for product at year end and takes possession of inventory throughout the year.
Other current assets	148	122	26	21%	—

Current liabilities
Short-term debt	1,782	1,527	255	17%	New drawings for cash needs, partially offset by using the proceeds from the issuance of debentures to repay commercial paper and credit facilities.
Accounts payable	2,923	4,197	(1,274)	(30%)	Drawdown in customer prepayments during the spring application season, reductions in trade payables as the third quarter is typically a low point for product purchasing, and reductions in accruals related to Wholesale capital expansion projects in 2015.
Income taxes payable	59	5	54	1,080%	The 2015 tax provision exceeded tax installment payments made in Canada.
Current portion of long-term debt	11	11	—	0%	—
Current portion of other provisions	82	113	(31)	(27%)	—

Working capital	1,907	1,545	362	23%

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2015	2014	Change
Cash provided by operating activities	570	332	238
Cash used in investing activities	(1,182)	(1,577)	395
Cash provided by financing activities	484	771	(287)
Effect of exchange rate changes on cash and cash equivalents	33	(37)	70

Decrease in cash and cash equivalents from continuing operations	(95)	(511)	416

Cash and cash equivalents used in discontinued operations	—	(16)	16

Cash provided by operating activities – Drivers behind the $238-million increase

Source of cash

•       $202-million change related to taxes paid of $81-million in the first nine months of 2015 compared to taxes paid of $283-million in the same period in 2014 resulting from an increase in tax refunds in Canada.

Cash used in investing activities – Drivers behind the $395-million decrease in use

Use of cash	• Lower capital expenditures in the first nine months of 2015 due to the completion of the tie-in of our Vanscoy potash mine expansion at the end of 2014.

Cash provided by financing activities – Drivers behind the $287-million decrease

Source of cash

•       Received $1-billion proceeds from issuance of long-term debt in the first nine months of 2015.

•       Lower issuance of our commercial paper in the first nine months of 2015 as we received proceeds from our long-term debt.

Use of cash	• Repurchased common shares for $559-million in the first nine months of 2015; no similar activity in the same period in 2014.

Capital Spending and Expenditures1

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Retail
Sustaining	11	25	103	129
Investing	8	9	25	29

	19	34	128	158
Acquisitions[2]	1	129	85	147

	20	163	213	305

Wholesale
Sustaining	72	96	199	292
Investing	77	381	578	1,061

	149	477	777	1,353

Corporate & Other
Sustaining	1	2	3	2
Investing	1	2	2	4

	2	4	5	6

Total
Sustaining	84	123	305	423
Investing	86	392	605	1,094

	170	515	910	1,517
Acquisitions[2]	1	129	85	147

	171	644	995	1,664

[1]	Excludes capitalized borrowing costs.
[2]	Represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and, investments in associates and joint ventures.

•	Our investing capital expenditures decreased in the first nine months of 2015 compared to the first nine months of 2014 due to the completion of the tie-in of our Vanscoy potash facility expansion in the fourth quarter of 2014, partially offset by expenditures relating to the Borger nitrogen expansion project.

•	Our sustaining capital expenditures decreased in the first nine months of 2015 as we had less turnarounds compared to the same period last year.

•	We expect Agrium’s capital expenditures in the fourth quarter of 2015 to approximate $200-million to $300-million in 2015. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $1.8-billion at September 30, 2015 is outlined in note 5 of our Summarized Notes to the Consolidated Financial Statements.

•	Our short-term debt increased by $1.1-billion during the three months ended September 30, 2015, which in turn contributed to a decrease in our unutilized short-term financing capacity to $1.1-billion at September 30, 2015.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at September 30, 2015.

NORMAL COURSE ISSUER BID

In January 2015, the Toronto Stock Exchange (“TSX”) accepted Agrium’s notice of intention to make a normal course issuer bid (“NCIB”) whereby Agrium may purchase up to 7,185,866 common shares on the TSX and New York Stock Exchange during the period from January 26, 2015 to January 25, 2016. During the nine months ended September 30, 2015, we purchased 5,574,331 shares at an average share price of $100.25 for total consideration of $559-million. Shareholders can obtain a free copy of the NCIB notice submitted to the TSX from Agrium upon request.

OUTSTANDING SHARE DATA

Agrium had 138,169,000 outstanding shares at October 31, 2015. At that date, under our stock option plans, shares expected to be issued for options outstanding were negligible.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4
Sales	2,524	6,992	2,872	2,705	2,920	7,338	3,079	2,867
Gross profit	696	1,708	584	732	665	1,599	556	740
Net earnings from continuing operations	99	675	14	70	91	625	12	110
Net loss from discontinued operations	—	—	—	(19)	(41)	(9)	(9)	(11)
Net earnings	99	675	14	51	50	616	3	99
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	0.72	4.71	0.08	0.46	0.63	4.34	0.08	0.74
Loss per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	—	—	—	(0.13)	(0.28)	(0.06)	(0.06)	(0.08)
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	0.72	4.71	0.08	0.33	0.35	4.28	0.02	0.66

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete and our customer prepayments are mostly concentrated in December and January.

ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Certain financial measures in this MD&A are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum financial statement measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation may not be directly comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our additional IFRS financial measure, its definition and why management uses such measure.

Additional IFRS financial measure	Definition	Why We Use the Measure and Why it is Useful to Investors
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	Provides management and investors with information for comparison of our operating results to the operating results of other companies. This measure eliminates the impact of finance and tax structure variables that exist between entities.

The following table outlines our non-IFRS financial measures, their definitions and why management uses each measure.

Non-IFRS financial measures	Definition	Why We Use the Measure and Why it is Useful to Investors
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. EBITDA is also frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also a component in the determination of annual incentive compensation for certain management employees, and in calculation of certain of our debt covenants.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Useful in evaluating our business performance by including our proportionate share of joint ventures in operating results.

Cash cost of product manufactured (“COPM”)	All fixed and variable costs are accumulated in cost of product manufactured (“COPM”). Cash COPM excludes depreciation and amortization expense. Fixed costs per tonne will fluctuate as production tonnage fluctuates. Fixed costs will remain constant whether or not tonnes are produced. Variable costs per tonne remain constant as production tonnage fluctuates. Variable costs fluctuate as production tonnage fluctuates. Direct freight is a transportation cost to move the product from an Agrium location to the point of sale. It is not a component of COPM.

Enables investors to better understand the performance of our manufacturing operations in comparison to other crop nutrient producers.

When COPM costs are divided by the production tonnes for the period, the result is actual COPM per tonne, which is compared to the standard COPM per tonne – a calculation of fixed and variable costs for a standard or typical period of production. The standard COPM per tonne is multiplied by the production tonnes for the period, and the resulting dollar amount is transferred to inventory. Any remaining costs are recorded directly to cost of product sold as production volume or cost efficiency variances.

There is no directly comparable IFRS measure for cash cost of product manufactured.

RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

	Three months ended				Three months ended
	September 30, 2015				September 30, 2014
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	129	226	(44)	311	130	171	(40)	261
Equity accounted joint ventures:
Finance costs and income taxes	—	1	—	1	—	8	—	8
Depreciation and amortization	—	4	—	4	—	5	—	5

EBITDA	129	221	(44)	306	130	158	(40)	248
Depreciation and amortization	65	47	3	115	79	58	6	143

EBIT	64	174	(47)	191	51	100	(46)	105

	Nine months ended				Nine months ended
	September 30, 2015				September 30, 2014
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	834	950	(129)	1,655	938	671	(114)	1,495
Equity accounted joint ventures:
Finance costs and income taxes	—	6	—	6	—	20	—	20
Depreciation and amortization	—	12	—	12	—	10	—	10

EBITDA	834	932	(129)	1,637	938	641	(114)	1,465
Depreciation and amortization	188	146	11	345	228	172	12	412

EBIT	646	786	(140)	1,292	710	469	(126)	1,053

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2014 annual MD&A, which is contained in our 2014 Annual Report. Since the date of our 2014 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements for the three and nine months ended September 30, 2015 are the same as those applied in our audited annual financial statements in our 2014 Annual Report, with the exception of changes in accounting estimates described in note 9 of our Summarized Notes to the Consolidated Financial Statements for the three months ended March 31, 2015.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 64 - 68 in our 2014 Annual Report and under the heading “Risk Factors” on pages 22 - 31 in our 2014 Annual Information Form has not changed materially since December 31, 2014.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the nine months ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2014 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this document other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: 2015 annual guidance, expectations regarding nitrogen and potash production volumes; capital spending expectations for the remainder of 2015; expectations regarding 2015 production volumes at our Vanscoy potash facility; and our market outlook for the remainder of 2015 and 2016, including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. The purpose of the outlook provided herein is to assist readers in understanding our expected and targeted financial and operating results, and this information may not be appropriate for other purposes.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for the remainder of 2015 and 2016; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; and our receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2014 annual MD&A, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; the risk that work on the MOPCO nitrogen facility expansion in Egypt may be interrupted again and may not be completed on the timelines currently anticipated or at all; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the tie-in of our Vanscoy potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2014 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2014 annual MD&A.

The purpose of our expected diluted earnings per share guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America, Australia and Egypt through its agricultural retail-distribution and wholesale nutrient businesses. Agrium supplies growers with key products and services such as crop nutrients, crop protection, seed, and agronomic and application services, thereby helping to meet the ever growing global demand for food and fiber. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with competitive advantages across all product lines. Agrium retail-distribution has an unmatched network of over 1,300 facilities and over 3,000 crop consultants. We partner with over half a million grower customers globally to help them increase their yields and returns on more than 50 different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com.

A WEBSITE SIMULCAST of the 2015 3rd Quarter Conference Call will be available in a listen-only mode beginning Thursday, November 5th, 2015 at 9:30 a.m. MST (11:30 a.m. EST). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Sales	2,524	2,920	12,388	13,337
Cost of product sold	1,828	2,255	9,400	10,517

Gross profit	696	665	2,988	2,820
Expenses
Selling	441	480	1,456	1,533
General and administrative	61	70	194	221
Share-based payments	(15)	10	36	25
Loss (earnings) from associates and joint ventures	10	(7)	9	(21)
Other expenses (note 3)	8	7	1	9

Earnings before finance costs and income taxes	191	105	1,292	1,053
Finance costs related to long-term debt	41	15	128	43
Other finance costs	14	14	51	49

Earnings before income taxes	136	76	1,113	961
Income taxes	37	(15)	325	233

Net earnings from continuing operations	99	91	788	728
Net loss from discontinued operations	—	(41)	—	(59)

Net earnings	99	50	788	669

Attributable to:
Equity holders of Agrium	101	50	787	667
Non-controlling interest	(2)	—	1	2

Net earnings	99	50	788	669

Earnings per share attributable to equity holders of Agrium (note 4)
Basic and diluted earnings per share from continuing operations	0.72	0.63	5.52	5.05
Basic and diluted loss per share from discontinued operations	—	(0.28)	—	(0.41)

Basic and diluted earnings per share	0.72	0.35	5.52	4.64

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Net earnings	99	50	788	669
Other comprehensive loss
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(10)	(3)	(30)	(7)
Deferred income taxes on changes in fair value	3	1	8	2
Share of comprehensive loss of associates and joint ventures	(2)	(4)	(7)	(2)
Foreign currency translation
Losses	(294)	(195)	(532)	(199)
Reclassifications to earnings	—	—	1	—

	(303)	(201)	(560)	(206)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses	—	—	—	(20)
Deferred income taxes	—	—	1	6

	—	—	1	(14)

Other comprehensive loss	(303)	(201)	(559)	(220)

Comprehensive (loss) income	(204)	(151)	229	449

Attributable to:
Equity holders of Agrium	(205)	(151)	226	447
Non-controlling interest	1	—	3	2

Comprehensive (loss) income	(204)	(151)	229	449

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	September 30,		December 31,
	2015	2014	2014
Assets
Current assets
Cash and cash equivalents	753	274	848
Accounts receivable	2,927	2,847	2,075
Income taxes receivable	12	25	138
Inventories	2,759	3,086	3,505
Prepaid expenses and deposits	165	236	710
Other current assets	148	179	122

	6,764	6,647	7,398
Property, plant and equipment (note 7)	6,274	6,021	6,272
Intangibles	635	730	695
Goodwill	1,995	1,982	2,014
Investments in associates and joint ventures	574	622	576
Other assets	65	90	78
Deferred income tax assets	55	79	75

	16,362	16,171	17,108

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 5)	1,782	1,855	1,527
Accounts payable	2,923	3,214	4,197
Income taxes payable	59	2	5
Current portion of long-term debt	11	26	11
Current portion of other provisions	82	106	113

	4,857	5,203	5,853
Long-term debt (note 5)	4,517	3,069	3,559
Post-employment benefits	139	145	151
Other provisions	342	415	367
Other liabilities	81	40	69
Deferred income tax liabilities	420	378	422

	10,356	9,250	10,421

Shareholders’ equity
Share capital	1,756	1,821	1,821
Retained earnings	5,444	5,575	5,502
Accumulated other comprehensive loss	(1,198)	(477)	(643)

Equity holders of Agrium	6,002	6,919	6,680
Non-controlling interest	4	2	7

Total equity	6,006	6,921	6,687

	16,362	16,171	17,108

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Operating
Net earnings from continuing operations	99	91	788	728
Adjustments for
Depreciation and amortization	115	143	345	412
Loss (earnings) from associates and joint ventures	10	(7)	9	(21)
Share-based payments	(15)	10	36	25
Unrealized (gain) loss on derivative financial instruments	(6)	(41)	7	(46)
Unrealized foreign exchange (gain) loss	(13)	67	(23)	48
Interest income	(19)	(31)	(52)	(61)
Finance costs	55	29	179	92
Income taxes	37	(15)	325	233
Other	(3)	(12)	(22)	15
Interest received	21	31	54	62
Interest paid	(71)	(15)	(161)	(68)
Income taxes paid	(92)	(215)	(81)	(283)
Dividends from associates and joint ventures	—	41	2	48
Net changes in non-cash working capital	(344)	(542)	(836)	(852)

Cash (used in) provided by operating activities	(226)	(466)	570	332

Investing
Acquisitions, net of cash acquired	(1)	(129)	(85)	(147)
Proceeds from sale of discontinued operations	—	94	—	94
Capital expenditures	(170)	(515)	(910)	(1,517)
Capitalized borrowing costs	(14)	(30)	(37)	(83)
Purchase of investments	(25)	(32)	(110)	(97)
Proceeds from sale of investments	20	24	65	68
Proceeds from sale of property, plant and equipment	23	—	77	—
Other	(4)	(12)	7	(15)
Net changes in non-cash working capital	(97)	59	(189)	120

Cash used in investing activities	(268)	(541)	(1,182)	(1,577)

Financing
Short-term debt	1,156	682	418	1,126
Long-term debt issued	—	12	1,000	12
Transaction costs on long-term debt	—	—	(14)	—
Repayment of long-term debt	(2)	(30)	(17)	(45)
Dividends paid	(122)	(107)	(345)	(323)
Shares issued	—	—	1	1
Shares repurchased	(459)	—	(559)	—

Cash provided by financing activities	573	557	484	771

Effect of exchange rate changes on cash and cash equivalents	27	(18)	33	(37)

Increase (decrease) in cash and cash equivalents from continuing operations	106	(468)	(95)	(511)
Cash and cash equivalents used in discontinued operations	—	(17)	—	(16)
Cash and cash equivalents – beginning of period	647	759	848	801

Cash and cash equivalents – end of period	753	274	753	274

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income (loss)
	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Available for sale financial instruments	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796

Net earnings	—	—	667	—	—	—	—	—	667	2	669
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(14)	—	—	—	—	—	(14)	—	(14)
Other	—	—	—	(5)	(2)	—	(199)	(206)	(206)	—	(206)

Comprehensive income (loss), net of tax	—	—	653	(5)	(2)	—	(199)	(206)	447	2	449
Dividends	—	—	(323)	—	—	—	—	—	(323)	—	(323)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—

September 30, 2014	144	1,821	5,575	(5)	(9)	—	(463)	(477)	6,919	2	6,921

December 31, 2014	144	1,821	5,502	(27)	(11)	—	(605)	(643)	6,680	7	6,687

Net earnings	—	—	787	—	—	—	—	—	787	1	788
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	1	—	—	—	—	—	1	—	1
Other	—	—	—	(22)	(7)	—	(533)	(562)	(562)	2	(560)

Comprehensive income (loss), net of tax	—	—	788	(22)	(7)	—	(533)	(562)	226	3	229
Dividends	—	—	(357)	—	—	—	—	—	(357)	—	(357)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(6)	(6)
Shares repurchased	(6)	(70)	(489)	—	—	—	—	—	(559)	—	(559)
Share-based payment transactions	—	5	—	—	—	—	—	—	5	—	5
Reclassification of cash flow hedges	—	—	—	7	—	—	—	7	7	—	7

September 30, 2015	138	1,756	5,444	(42)	(18)	—	(1,138)	(1,198)	6,002	4	6,006

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two business units:

•	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

•	North America, including the United States and Canada; and

•	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe producing, marketing and distributing crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta, Texas and Argentina;

•	Potash: Mining and processing in Saskatchewan;

•	Phosphate: Mining and production facilities in Alberta and Idaho; and

•	Other: Marketing nutrient-based products from other suppliers in North and South America and Europe, and producing blended crop nutrients and ESN® (Environmentally Smart Nitrogen) polymer-coated nitrogen crop nutrients.

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 4, 2015. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2014 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2014 Annual Report, with the exception of the accounting changes described in note 9 to our interim financial statements for the three months ended March 31, 2015.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended September 30,
	2015				2014
	Retail	Wholesale	Other (1)	Total	Retail	Wholesale	Other (1)	Total
Sales - external	2,006	518	—	2,524	2,294	626	—	2,920
- inter-segment	5	155	(160)	—	1	177	(178)	—

Total sales	2,011	673	(160)	2,524	2,295	803	(178)	2,920
Cost of product sold	1,517	455	(144)	1,828	1,753	676	(174)	2,255

Gross profit	494	218	(16)	696	542	127	(4)	665

Gross profit (%)	25	32		28	24	16		23

Expenses
Selling	437	9	(5)	441	470	13	(3)	480
General and administrative	25	11	25	61	31	10	29	70
Share-based payments	—	—	(15)	(15)	—	—	10	10
Loss (earnings) from associates and joint ventures	1	9	—	10	(2)	(7)	2	(7)
Other (income) expenses	(33)	15	26	8	(8)	11	4	7

Earnings (loss) before finance costs and income taxes	64	174	(47)	191	51	100	(46)	105
Finance costs	—	—	55	55	—	—	29	29

Earnings (loss) before income taxes	64	174	(102)	136	51	100	(75)	76
Depreciation and amortization	65	47	3	115	79	58	6	143
Finance costs	—	—	55	55	—	—	29	29

EBITDA (2)	129	221	(44)	306	130	158	(40)	248
Share of joint ventures
Finance costs and income taxes	—	1	—	1	—	8	—	8
Depreciation and amortization	—	4	—	4	—	5	—	5

Adjusted EBITDA	129	226	(44)	311	130	171	(40)	261

(1)	Includes inter-segment eliminations.
(2)	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Nine months ended September 30,
	2015				2014
	Retail	Wholesale	Other (1)	Total	Retail	Wholesale	Other (1)	Total
Sales - external	10,410	1,978	—	12,388	10,913	2,424	—	13,337
- inter-segment	24	736	(760)	—	11	652	(663)	—

Total sales	10,434	2,714	(760)	12,388	10,924	3,076	(663)	13,337
Cost of product sold	8,305	1,853	(758)	9,400	8,646	2,551	(680)	10,517

Gross profit	2,129	861	(2)	2,988	2,278	525	17	2,820

Gross profit (%)	20	32		24	21	17		21

Expenses
Selling	1,440	29	(13)	1,456	1,509	34	(10)	1,533
General and administrative	83	27	84	194	94	33	94	221
Share-based payments	—	—	36	36	—	—	25	25
(Earnings) loss from associates and joint ventures	(3)	12	—	9	(7)	(17)	3	(21)
Other (income) expenses	(37)	7	31	1	(28)	6	31	9

Earnings (loss) before finance costs and income taxes	646	786	(140)	1,292	710	469	(126)	1,053
Finance costs	—	—	179	179	—	—	92	92

Earnings (loss) before income taxes	646	786	(319)	1,113	710	469	(218)	961
Depreciation and amortization	188	146	11	345	228	172	12	412
Finance costs	—	—	179	179	—	—	92	92

EBITDA	834	932	(129)	1,637	938	641	(114)	1,465
Share of joint ventures
Finance costs and income taxes	—	6	—	6	—	20	—	20
Depreciation and amortization	—	12	—	12	—	10	—	10

Adjusted EBITDA	834	950	(129)	1,655	938	671	(114)	1,495

(1)	Includes inter-segment eliminations.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended September 30,
	2015			2014
	North			North
	America	International	Retail	America	International	Retail
Sales - external	1,582	424	2,006	1,743	551	2,294
- inter-segment	5	—	5	1	—	1

Total sales	1,587	424	2,011	1,744	551	2,295
Cost of product sold	1,184	333	1,517	1,321	432	1,753

Gross profit	403	91	494	423	119	542
Expenses
Selling	362	75	437	374	96	470
General and administrative	17	8	25	20	11	31
Loss (earnings) from associates and joint ventures	1	—	1	(1)	(1)	(2)
Other (income) expenses	(30)	(3)	(33)	(11)	3	(8)

Earnings before income taxes	53	11	64	41	10	51
Depreciation and amortization	59	6	65	71	8	79

EBITDA	112	17	129	112	18	130
Adjusted EBITDA	112	17	129	112	18	130

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Nine months ended September 30,
	2015			2014
	North			North
	America	International	Retail	America	International	Retail
Sales - external	8,760	1,650	10,410	8,967	1,946	10,913
- inter-segment	24	—	24	11	—	11

Total sales	8,784	1,650	10,434	8,978	1,946	10,924
Cost of product sold	6,973	1,332	8,305	7,072	1,574	8,646

Gross profit	1,811	318	2,129	1,906	372	2,278
Expenses
Selling	1,196	244	1,440	1,225	284	1,509
General and administrative	57	26	83	60	34	94
Earnings from associates and joint ventures	(2)	(1)	(3)	(4)	(3)	(7)
Other income	(18)	(19)	(37)	(7)	(21)	(28)

Earnings before income taxes	578	68	646	632	78	710
Depreciation and amortization	168	20	188	203	25	228

EBITDA	746	88	834	835	103	938
Adjusted EBITDA	746	88	834	835	103	938

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended September 30,
	2015					2014
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (1)	Wholesale	Nitrogen	Potash	Phosphate	Other (1)	Wholesale
Sales - external	226	90	116	86	518	257	61	99	209	626
- inter-segment	69	17	53	16	155	64	18	74	21	177

Total sales	295	107	169	102	673	321	79	173	230	803
Cost of product sold	165	65	138	87	455	244	77	142	213	676

Gross profit	130	42	31	15	218	77	2	31	17	127
Expenses
Selling	4	1	1	3	9	5	2	2	4	13
General and administrative	5	2	1	3	11	3	2	2	3	10
Loss (earnings) from associates and joint ventures	—	—	—	9	9	—	—	—	(7)	(7)
Other expenses (income)	6	7	3	(1)	15	6	4	1	—	11

Earnings (loss) before income taxes	115	32	26	1	174	63	(6)	26	17	100
Depreciation and amortization	16	16	13	2	47	23	19	12	4	58

EBITDA	131	48	39	3	221	86	13	38	21	158
Share of joint ventures
Finance costs and income taxes	1	—	—	—	1	7	—	—	1	8
Depreciation and amortization	4	—	—	—	4	5	—	—	—	5

Adjusted EBITDA	136	48	39	3	226	98	13	38	22	171

(1)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Nine months ended September 30,
	2015					2014
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (1)	Wholesale	Nitrogen	Potash	Phosphate	Other (1)	Wholesale
Sales - external	859	227	344	548	1,978	813	267	321	1,023	2,424
- inter-segment	304	113	198	121	736	265	115	180	92	652

Total sales	1,163	340	542	669	2,714	1,078	382	501	1,115	3,076
Cost of product sold	620	223	437	573	1,853	810	262	462	1,017	2,551

Gross profit	543	117	105	96	861	268	120	39	98	525
Expenses
Selling	12	4	3	10	29	11	6	5	12	34
General and administrative	10	5	4	8	27	9	7	7	10	33
Loss (earnings) from associates and joint ventures	—	—	—	12	12	—	—	—	(17)	(17)
Other expenses (income)	12	18	16	(39)	7	(18)	15	10	(1)	6

Earnings before income taxes	509	90	82	105	786	266	92	17	94	469
Depreciation and amortization	54	43	37	12	146	65	50	38	19	172

EBITDA	563	133	119	117	932	331	142	55	113	641
Share of joint ventures
Finance costs and income taxes	6	—	—	—	6	19	—	—	1	20
Depreciation and amortization	12	—	—	—	12	10	—	—	—	10

Adjusted EBITDA	581	133	119	117	950	360	142	55	114	671

(1)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended September 30,						Nine months ended September 30,
	2015			2014			2015			2014
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	582	469	113	646	504	142	4,101	3,408	693	4,250	3,475	775
Crop protection products	1,040	806	234	1,132	900	232	4,002	3,203	799	4,061	3,267	794
Seed	60	34	26	54	27	27	1,350	1,120	230	1,390	1,121	269
Merchandise	166	141	25	256	220	36	482	410	72	660	576	84
Services and other	163	67	96	207	102	105	499	164	335	563	207	356

	2,011	1,517	494	2,295	1,753	542	10,434	8,305	2,129	10,924	8,646	2,278

Wholesale
Nitrogen	295	165	130	321	244	77	1,163	620	543	1,078	810	268
Potash	107	65	42	79	77	2	340	223	117	382	262	120
Phosphate	169	138	31	173	142	31	542	437	105	501	462	39
Product purchased for resale	49	47	2	165	159	6	345	335	10	744	722	22
Ammonium sulfate, ESN and other	53	40	13	65	54	11	324	238	86	371	295	76

	673	455	218	803	676	127	2,714	1,853	861	3,076	2,551	525

Other inter-segment eliminations	(160)	(144)	(16)	(178)	(174)	(4)	(760)	(758)	(2)	(663)	(680)	17

Total	2,524	1,828	696	2,920	2,255	665	12,388	9,400	2,988	13,337	10,517	2,820

Wholesale share of joint ventures
Nitrogen	57	58	(1)	73	56	17	123	119	4	149	109	40
Product purchased for resale	—	—	—	24	20	4	38	37	1	62	56	6

	57	58	(1)	97	76	21	161	156	5	211	165	46

Total Wholesale including proportionate share in joint ventures	730	513	217	900	752	148	2,875	2,009	866	3,287	2,716	571

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended September 30,
	2015				2014
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	777	557	429	128	785	571	420	151
International	342	437	395	42	386	511	453	58

Total crop nutrients	1,119	520	418	102	1,171	551	431	120

Wholesale
Nitrogen
North America
Ammonia	219	476			207	544
Urea	378	380			320	436
Other	163	289			208	335

Total nitrogen	760	388	217	171	735	438	333	105

Potash
North America	147	341			138	395
International	237	241			113	212

Total potash	384	279	171	108	251	313	304	9

Phosphate	269	629	514	115	261	663	546	117
Product purchased for resale	111	444	424	20	455	361	349	12
Ammonium sulfate	62	296	134	162	67	330	203	127
ESN and other	81				87

Total Wholesale	1,667	404	273	131	1,856	433	365	68

Wholesale share of joint ventures
Nitrogen	142	401	413	(12)	165	440	339	101
Product purchased for resale	—	—	—	—	73	329	269	60

	142	401	413	(12)	238	406	317	89

Total Wholesale including proportionate share in joint ventures	1,809	404	284	120	2,094	429	358	71

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Nine months ended September 30,
	2015				2014
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	6,356	542	441	101	6,346	547	435	112
International	1,516	432	399	33	1,570	496	454	42

Total crop nutrients	7,872	521	433	88	7,916	537	439	98

Wholesale
Nitrogen
North America
Ammonia	835	544			709	547
Urea	1,197	407			945	448
Other	712	310			779	343

Total nitrogen	2,744	424	226	198	2,433	443	333	110

Potash
North America	630	369			802	359
International	448	240			443	212

Total potash	1,078	316	208	108	1,245	307	210	97

Phosphate	841	645	520	125	837	599	553	46
Product purchased for resale	941	366	356	10	1,943	383	372	11
Ammonium sulfate	240	345	146	199	265	334	179	155
ESN and other	501				549

Total Wholesale	6,345	428	292	136	7,272	423	351	72

Wholesale share of joint ventures
Nitrogen	308	400	388	12	351	424	311	113
Product purchased for resale	117	321	309	12	225	275	246	29

	425	378	366	12	576	366	286	80

Total Wholesale including proportionate share in joint ventures	6,770	425	297	128	7,848	419	346	73

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Expenses

	Three months ended		Nine months ended
Other expenses	September 30,		September 30,
	2015	2014	2015	2014
Loss (gain) on derivatives not designated as hedges, net of foreign exchange	13	21	13	(16)
Interest income	(19)	(31)	(52)	(61)
Gain on sale of purchase for resale assets	—	—	(38)	—
Environmental remediation and asset retirement obligations	6	1	15	21
Bad debt (recovery) expense	(4)	—	28	30
Potash profit and capital tax	3	3	13	9
Other	9	13	22	26

	8	7	1	9

4.	Earnings per Share

	Three months ended		Nine months ended
Attributable to equity holders of Agrium	September 30,		September 30,
	2015	2014	2015	2014
Numerator
Net earnings from continuing operations	101	91	787	726
Net loss from discontinued operations	—	(41)	—	(59)

Net earnings	101	50	787	667

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	141	144	143	144

5.	Debt

	Maturity	Rate (%) (1)	September 30, 2015	December 31, 2014
Short-term debt
Commercial paper	2015 – 2016	0.65	1,657	1,117
Credit facilities		5.53	125	410

			1,782	1,527

(1)	Weighted average rates at September 30, 2015.

Debentures issued during the three months ended March 31, 2015
Maturity	Rate (%)	Principal
March 15, 2025	3.375	550
March 15, 2035	4.125	450

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

6.	Financial Instruments

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	September 30,				December 31,
	2015				2014
	Notional	Maturities	Average contract price (1)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (1)	Fair value of assets (liabilities)
Not designated as hedges
NYMEX swaps	—	—	—	—	1	2015	3.83	(1)
AECO swaps	—	—	—	—	10	2015	3.40	(10)

				—				(11)

Designated as hedges
AECO swaps	86	2015 – 2018	2.81	(50)	69	2015 – 2018	3.32	(25)

				(50)				(25)

(1)	U.S. dollars per MMBtu.

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2015	2016	2017	2018
Designated as hedges	(4)	(18)	(15)	(13)

Impact of change in fair value of natural gas derivative financial instruments	September 30,	December 31,
	2015	2014
A $10-million impact to net earnings requires movement in gas prices per MMBtu	—	1.23
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	1.72	0.19

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2015	2016	2017	2018
Maximum allowable (% of forecasted gas requirements)	75	75	75	25	(1)
Forecasted average monthly natural gas consumption (millions of MMBtu)	8	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	56	25	25	17

(1)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

For our natural gas derivatives designated in hedging relationships, the underlying risk of the forward contracts is identical to the hedged risk, and accordingly we have established a hedge ratio of 1:1. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas forward contracts designated as hedges to other comprehensive income.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	September 30,				December 31,
	2015				2014
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
Sell/Buy	Notional	Maturities	price(1)	(liabilities)	Notional	Maturities	price(1)	(liabilities)
Not designated as hedges
Forwards
USD/CAD	20	2015	1.34	—	—	—	—	—
CAD/USD	1,812	2015	1.33	18	1,675	2015	1.14	31
USD/AUD	26	2015	1.45	—	33	2015	1.13	(3)
Swaps
USD/AUD	1	2015	1.33	1	26	2015	1.12	(1)
AUD/USD	1	2015	1.37	—	21	2015	1.13	2
Options
USD/CAD - buy USD puts	130	2015	1.23	—	—	—	—	—
USD/CAD - sell USD calls (2)	135	2015	1.31	(4)	—	—	—	—

				15				29

(1)    Foreign currency per U.S. dollar.

(2)    Includes $85-million notional of enhanced collars.

	September 30,			December 31,
	2015			2014
	Fair value		Carrying	Fair value		Carrying
Financial instruments measured at fair value on a recurring basis	Level 1	Level 2	value	Level 1	Level 2	value
Cash and cash equivalents	—	753	753	—	848	848
Accounts receivable – derivatives	—	19	19	—	33	33
Other current financial assets – marketable securities	19	119	138	20	70	90
Accounts payable – derivatives	—	22	22	—	18	18
Other financial liabilities – derivatives	—	32	32	—	22	22

Other financial instruments
Current portion of long-term debt
Floating rate debt – amortized cost	—	11	11	—	11	11
Long-term debt
Debentures – amortized cost	—	4,632	4,469	—	3,879	3,483
Fixed and floating rate debt – amortized cost	—	48	48	—	76	76

There have been no transfers between Level 1 and Level 2 fair value measurements in the nine months ended September 30, 2015 or September 30, 2014. We do not measure any of our financial instruments using Level 3 inputs.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

7.	Additional Information

Dividends

September 30,
2015
Declared			Paid to Shareholders	Total
Effective	Per share	Total
December 11, 2014	0.78	112	January 21, 2015	109
February 24, 2015	0.78	112	April 16, 2015	114
May 5, 2015	0.875	125	July 16, 2015	122
August 6, 2015	0.875	120	October 15, 2015	N/A

In May 2015, our Board of Directors approved an increase to our dividend to $3.50 U.S. per common share on an annualized basis.

Normal course issuer bid

In January 2015, the Toronto Stock Exchange accepted our Normal Course Issuer Bid (“NCIB”). Under the NCIB, we may purchase for cancellation up to 5 percent of our currently issued and outstanding common shares until January 25, 2016. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors. During the nine months ended September 30, 2015, we purchased 5,574,331 shares at an average share price of $100.25 for total consideration of $559-million.